Statutory Financial Statements (Swiss CO)

December 31, 2025

Report of the statutory auditor	2
Statutory Balance Sheets	9
Statutory Income Statements	10
Notes to the Statutory Financial Statements Proposed Carry Forward of the Accumulated Losses	11 23

AC Immune SA

EPFL Innovation Park

1015 Lausanne / Ecublens

Switzerland

Statutory Financial Statements	1

Report of the statutory auditor to the General Meeting of AC Immune SA, Ecublens

Report on the audit of the financial statements

Opinion

We have audited the financial statements of AC Immune SA (the Company), which comprise the statutory balance sheet as at December 31, 2025, and the statutory income statement for the year then ended, and notes to the statutory financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statutory Financial Statements	2

Our audit approach

Overview

Overall materiality: CHF 2,705 thousand

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

As key audit matter the following area of focus has been identified:

Intangible asset - valuation

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 2,705 thousand

Benchmark applied	3 years average loss before tax

Rationale for the materiality benchmark applied

Based on our analysis and professional judgement we determined an average of 3 years of loss before tax is the most appropriate benchmark. We chose the average of 3 years of loss before tax because it is the benchmark against which the performance of the Company is most commonly measured, and it is a generally accepted benchmark. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

Statutory Financial Statements	3

 We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 270 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Intangible asset - valuation

Key audit matter	How our audit addressed the key audit matter

As described in Notes 2 and 4 to the financial statements, the Company has CHF 50,416 thousand of an in-process research and development (IPR&D) intangible asset as of December 31, 2025. The IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The significant assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows: anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements.

These procedures included testing the effectiveness of controls relating to management’s valuation of the intangible asset. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in

Statutory Financial Statements	4

share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. The Company’s valuation model calculates the risk-adjusted, net cash flows through the period of market exclusivity across target sales regions.

The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a key audit matter are (i) the significant judgment by management when determining the value of the intangible asset; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows.; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Statutory Financial Statements	5

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the financial statements

The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

Statutory Financial Statements	6

●	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

Based on our audit according to article 728a para. 1 item 2 CO, we confirm that the Board of Directors' proposal complies with Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

Statutory Financial Statements	7

PricewaterhouseCoopers SA

/s/ Alex Fuhrer	/s/ Thomas Kohler
Licensed audit expert	Licensed audit expert
Auditor in charge

Lausanne, March 13, 2026

Statutory Financial Statements	8

AC Immune SA, Ecublens

Statutory Balance Sheets

		As of December 31,
In CHF thousands	Note	2025	2024

Assets

Current assets
Cash and cash equivalents	6	26,781	36,260
Short-term financial assets	6	64,617	129,214
Other current receivables
- From third parties	7	928	1,056
- Intercompany	7	—	4
Prepaid expenses	8	3,972	4,301
Accrued income	9	360	1,099
Total current assets		96,658	171,934

Non-current assets
Long-term financial assets	5	585	415
Property, plant and equipment	3	1,989	2,651
Intangible assets	4	50,416	50,416
Total non-current assets		52,990	53,482

Total assets		149,648	225,416

Liabilities and shareholders’ equity

Current liabilities
Trade payables
- To third parties	10	2,063	2,658
- Intercompany	10	3	—
Accrued expenses	10/11	7,520	11,788
Short-term deferred contract revenue	12	83,706	85,056
Total current liabilities		93,292	99,502

Non-current liabilities
Long-term deferred contract revenue	12	2,339	4,560
Total non-current liabilities		2,339	4,560

Shareholders’ equity
Share capital	13	2,202	2,199
Reserves from capital contributions		476,474	476,219
Accumulated losses brought forward		(356,846)	(310,998)
Treasury shares	14	(218)	(218)
Loss for the year		(67,595)	(45,848)
Total shareholders’ equity		54,017	121,354

Total liabilities and shareholders’ equity		149,648	225,416

Statutory Financial Statements	9

AC Immune SA, Ecublens

Statutory Income Statements

		For the Year Ended
		December 31,
In CHF thousands	Note	2025	2024

Revenue	15	3,977	28,568

Operating expenses
Salaries and related costs	16	(28,789)	(28,716)
Operating expenses	16	(38,322)	(45,796)
Depreciation of fixed assets	16	(1,378)	(1,485)
Restructuring expenses	11	(2,129)	—
Total operating expenses		(70,618)	(75,997)

Operating loss		(66,641)	(47,429)

Financial income	17	1,865	3,196
Financial expenses	17	(2,819)	(1,615)
Total financial result, net		(954)	1,581
Loss for the period		(67,595)	(45,848)

Statutory Financial Statements	10

AC Immune SA, Ecublens

Notes to the statutory financial statements

1.	General information

AC Immune SA (“AC Immune,” “the Company,” “we”) is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. . Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative disease towards Precision Medicine. Our corporate strategy is focused on two core value drivers: (i) Active Immunotherapies being developed for the treatment and prevention of Alzheimer’s disease (AD) and Parkinson’s disease (PD); and (ii) Intracellular targeting with brain penetrant small molecule programs targeting intracellular pathologies.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

The statutory financial statements of AC Immune for the period ended December 31, 2025 were authorized for issue in accordance with a resolution of the Board of Directors on March 11, 2026 and will be submitted to the next Ordinary General Assembly.

During 2025 and 2024, AC Immune had an annual average of more than 10 but less than 250 full time equivalent positions.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2.	Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheets based on a current/non-current classification. The Company classifies as current all amounts (assets) that are to be realized within 12 months after the reporting period and classifies as non-current all other amounts (assets). For liabilities, any amounts expected to be settled within 12 months after the reporting period are classified as current if the Company does not have the right to defer settlement for at least 12 months after the reporting period - all other amounts (liabilities) are classified as non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at the reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Statutory Financial Statements	11

AC Immune SA, Ecublens

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements when the performance obligations are satisfied.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved, and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in license and collaboration revenues as the services are performed.

Grant income

The Company has received grants, from time to time from institutions to support certain research projects. Grants are recorded in the income statement within Revenue when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Statutory Financial Statements	12

AC Immune SA, Ecublens

Research and development expenditures

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

●	the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;
●	fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;
●	fees and costs related to regulatory filings and activities;
●	costs associated with preclinical and clinical activities;
●	employee-related expenses, including salaries and bonuses, benefits, and travel expenses; and
●	all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered does not always align with the timing of services performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements / furniture	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Intangible asset

The Company reviews the in-process research and development (IPR&D) asset at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The Company has determined the IPR&D asset was not impaired as of December 31, 2025 and 2024, respectively.

Statutory Financial Statements	13

AC Immune SA, Ecublens

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

●	Anticipated research and development costs;
●	Anticipated costs of goods and sales and marketing expenditures;
●	Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
●	Target indication prevalence and incidence rates;
●	Anticipated market share;
●	General commercialization expectations such as anticipated pricing and uptake;
●	Expected patent life and market exclusivity periods; and
●	Other metrics such as the tax rate.

The Company’s valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (17% for 2023), based on the assumed cost of capital for the Company over the forecast period.

Intercompany equity investment

The Company commenced financial operations in the United States in 2021 via the opening of its fully-owned subsidiary, AC Immune USA, Inc. (“the Subsidiary”). The Subsidiary is located at 17 State Street Fl 40, New York, USA, and is registered and organized under the laws of Delaware, USA. The Company owns 100% of the Subsidiary, paying in less than USD 1 (CHF 1) for 100 shares of par value USD 0.01 of the Subsidiary’s shares.

Financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, cash and cash equivalents, short-term financial assets and trade payables.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor’s inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets

Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 until 12 months in duration.

Statutory Financial Statements	14

AC Immune SA, Ecublens

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months. The Company assesses at each period whether there is objective evidence that financial assets are impaired.

Trade payables

Trade payables are recognized initially at nominal amount, which represents cost incurred.

Significant shareholders

Principal shareholders who own more than 5 percent of the voting rights as of December 31:

	Shares owned		Shares owned
	2025		2024
Principal shareholders	Number	Percent	Number	Percent
5% Shareholders
BVF Inc.(1)	19,822,436	20.0%	19,522,436	19.7%
dievini Hopp BioTech holding GmbH & Co KG(2)	16,316,742	16.4%	16,316,742	16.5%
Varuma AG(3)	11,999,999	12.1%	11,999,999	12.1%
Affiris(4)	6,428,100	6.5%	6,428,100	6.5%

(1)	Based on information set forth in a Schedule 13F filed with the SEC by BVF on February 17, 2026, these shares consist of 19,822,436 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.
(2)	Based on information set forth in a Schedule 13G/A filed with the SEC by dievini Hopp BioTech holding GmbH & Co KG (“dievini”) on February 10, 2023. These shares consist of 16,316,742 shares held by dievini.

DH-Capital GmbH & Co. KG (“DH-Capital”) and OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”) are collectively the holders of 100% of the limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Oliver Hopp and Daniel Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini.

The address of the principal business office of dievini and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany. The address of the principal business office of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Opelstraße 28, 68789 St. Leon-Rot, Germany. The address of the principal business office of Oliver Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany

(3)	Represents 11,999,999 shares held by Varuma AG set forth in a Schedule 13G/A filed with the SEC on February 12, 2019. The address for Varuma AG is Aeschenvorstadt 55, CH 4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.
(4)	Based on information set forth in a Schedule 13G/A filed with the SEC by Affiris AG December 13, 2024, these shares consist of 6,428,100 shares held of record by Affiris AG. The address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria.

Statutory Financial Statements	15

AC Immune SA, Ecublens

Operating lease liabilities

We have been a tenant at our current location in the EPFL Innovation Park in Ecublens/Lausanne since shortly after our inception in 2003. We lease our corporate, laboratory and other facilities under multiple operating leases that are month to month with no termination clause longer than a 12-month contractual notice period. Our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of December 31, 2025, the total minimum liability for the remaining term was CHF 1.4 million.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

During 2025, AC Immune incurred restructuring costs associated with planned initiatives to reduce our costs. The most significant restructuring costs are termination benefits provided to employees. In connection with developing a detailed formal plan for the restructuring, the Company established a provision for restructuring costs and, through execution of the plan and announcement of its main features to those affected by it, a valid expectation has been raised in those affected that the plan will be implemented. See Note 11 for full details on the expenses incurred and the liability remaining at December 31, 2025.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with the Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on option, collaboration and licensing agreements, (ii) clinical development accruals and (iii) IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information relating to items on Balance Sheets and Income Statements

3.	Property, plant and equipment

	As of December 31,
In CHF thousands	2025	2024
Furniture and fixtures	334	333
IT equipment	2,545	2,387
Lab equipment	10,935	10,536
Leasehold improvements	1,890	1,863
Total acquisition cost	15,704	15,119
Accumulated depreciation	(13,715)	(12,468)
Total property, plant and equipment	1,989	2,651

4.	Intangible assets

	As of December 31,
In CHF thousands	2025	2024
Intangible assets	50,416	50,416
Total intangible assets	50,416	50,416

Statutory Financial Statements	16

AC Immune SA, Ecublens

5.	Long-term financial assets

	As of December 31,
In CHF thousands	2025	2024
Rental deposit (restricted cash)	582	412
Security deposit	3	3
Total long-term financial assets	585	415

6.	Cash and cash equivalents and short-term financial assets

	As of December 31,
In CHF thousands	2025	2024
Cash and cash equivalents	26,781	36,260
Short-term financial assets due in one year or less	64,617	129,214
Total cash and cash equivalents and short-term financial assets	91,398	165,474

Cash and cash equivalents by currency
CHF	21,815	20,798
EUR	3,632	7,308
USD	1,207	8,154
Other	127	—
Total cash and cash equivalents	26,781	36,260

Short-term financial assets by currency
CHF	37,068	95,006
EUR	17,384	18,705
USD	10,165	15,503
Total short-term financial assets	64,617	129,214

7.	Other current receivables

	As of December 31,
In CHF thousands	2025	2024
Other current receivables
- From third parties	928	1,056
- Intercompany	—	4
Total other current receivables	928	1,060

8.	Prepaid expenses

	As of December 31,
In CHF thousands	2025	2024
Prepaid expenses	3,972	4,301
Total prepaid expenses	3,972	4,301

Statutory Financial Statements	17

AC Immune SA, Ecublens

9.	Accrued income

	As of December 31,
In CHF thousands	2025	2024
Accrued income	360	1,099
Total accrued income	360	1,099

10.	Trade payables and accrued expenses

	As of December 31,
In CHF thousands	2025	2024
Trade payables
- From third parties	2,063	2,658
- Intercompany	3	—
Total trade payables	2,066	2,658

Accrued payroll expenses	3,689	3,866
Accrued R&D costs	2,497	6,505
Restructuring Provision	291	—
Other accrued expenses	1,042	1,417
Total accrued expenses	7,520	11,788
Total trade payables and accrued expenses	9,586	14,446

As of December 31, 2025 and 2024 the Company held liabilities toward our pension insurance provider, amounting to nil and CHF 728 thousand, respectively.

11.	Restructuring expenses

On September 4, 2025, the Company announced that following a strategic review, the Company is sharpening its focused investment on its most important assets and implementing cost reduction measures accordingly. As a result of the initiatives announced in September 2025, the Company recorded CHF 2.1 million of restructuring expenses in the year ending December 31, 2025, consisting solely of CHF 2.1 million of termination benefits to be paid to the employees impacted by the restructuring. As of December 31, 2025, a provision of CHF 291 thousand remained to be paid in 2026.

12.	Deferred contract revenue

	As of December 31,
In CHF thousands	2025	2024
Short-term deferred contract revenue	83,706	85,056
Total short-term deferred contract revenue	83,706	85,056

Long-term deferred contract revenue	2,339	4,560
Total long-term deferred contract revenue	2,339	4,560

In May 2024, the Company entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060 for the treatment of AD. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.7)

Statutory Financial Statements	18

AC Immune SA, Ecublens

billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

For the year ended December 31, 2025, the Company recorded contract revenue CHF 3.6 million reflecting its efforts under this agreement.

As of December 31, 2024, the Company recorded CHF 89.6 million in deferred contract revenue related to the unsatisfied performance obligations under this agreement. The deferred contract revenue allocated to the license option is classified as short-term. The deferred contract revenue allocated to development, CMC, and regulatory activities will be recognized over the remaining performance period and classified as either current or non-current on the statutory balance sheets, based on the expected timing of satisfaction of the performance obligations.

13.	Share capital

As of December 31, 2025 and 2024, the issued share capital amounted to CHF 2,202,019 and CHF 2,198,645, respectively, and is composed of common shares of 110,100,925 and 109,932,248, respectively. The common shares have nominal values of CHF 0.02 per share. All shares have been fully paid.

In Q2 2024, the Company issued 5,700,000 common shares with a nominal value of CHF 0.02 to be held as treasury shares. As of December 31, 2024, the Company has CHF 475.6 million of reserves from capital contributions confirmed by the Swiss Federal Tax Administration.

On December 19, 2023, the Company announced that it had closed an underwritten offering of 14,300,000 common shares, resulting in gross proceeds of approximately USD 50.1 (CHF 43.8) million. Net underwriting fees and transaction costs totaled CHF 3.3 million for a net total of CHF 40.5 million. Transaction costs associated with these offerings and related to the issuance of new shares were charged directly against the reserves from capital contributions account thereby reducing the total shareholder equity reported.

14.	Treasury shares

	As of December 31,
	2025		2024
	Number	KCHF	Number	KCHF
Treasury shares – Tranche 1 (September 2020)	2,806,613	56	2,806,613	56
Treasury shares – Tranche 2 (May 2021)	2,393,160	48	2,393,160	48
Treasury shares – Tranche 3 (June 2024)	5,700,000	114	5,700,000	114
Total	10,899,773	218	10,899,773	218

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 64.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021 and Q2 2024, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 and Q3 2024 to replace and extend the ATM program. To date, the Company has sold 2,179,434 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 16.4 (CHF 14.9) million, net of underwriting fees and transaction costs.

As of December 31, 2024, the Company held in total 10,899,773 fully paid-in treasury shares as part of its ATM offerings. These shares were established via three tranches (one in September 2020, one in September 2021 and one in June 2024, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent these are booked against the reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital) if any. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal

Statutory Financial Statements	19

AC Immune SA, Ecublens

value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 10,899,773 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling for the two first tranches from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares related to the two first tranches for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

As of December 31, 2024, 2,806,613 shares from the first tranche have not been sold and are still recorded as treasury shares. In addition, 2,393,160 fully paid in treasury shares issued as part of second tranche, and 5,700,000 fully paid in treasury shares issued as part of the third tranche for the ATM for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution) have not been sold and are still recorded as treasury shares as of December 31, 2024. The shares linked to the two first tranches are covered by the above-mentioned tax rulings (i.e. their acquisition does not trigger any withholding tax and their placement will not trigger any corporate income tax). The Company sought confirmation from the Cantonal Tax Authority at its place of incorporation that the same previous tax ruling remains valid and covers the third tranche as well. Based on the cantonal confirmation the company will assess with its tax advisors whether a confirmation should also be obtained from the Federal Tax Authority.

15.	Revenue

	For the Year Ended
	December 31,
In CHF thousands	2025	2024
Revenue	3,977	28,568
Total revenue	3,977	28,568

16.	Operating expenses

	For the Year Ended
	December 31,
In CHF thousands	2025	2024
Salaries and related costs
- related to research and development	20,222	20,386
- related to general administrative	8,567	8,330
- related to restructuring	2,129	—
Total salaries and related cost	30,918	28,716

Research and development expenses
- related to research and development	30,748	37,260
Total research and development expenses	30,748	37,260

General and administrative expenses
- related to general and administrative	7,557	8,459
- related to offering costs	—	4
- related to intercompany transactions	17	73
Total general and administrative expenses	7,574	8,536

Depreciation of fixed assets	1,378	1,485

Total operating expenses	70,618	75,997

Statutory Financial Statements	20

AC Immune SA, Ecublens

17.	Financial income and expenses

	For the Year Ended
	December 31,
In CHF thousands	2025	2024
Financial income
- interest income	1,865	3,196
Total financial income	1,865	3,196

Financial expenses
- bank fees	(15)	(17)
- foreign exchange loss	(2,804)	(1,598)
Total financial expenses	(2,819)	(1,615)

Total financial result, net	(954)	1,581

18.	Shareholders rights and equity awards

The following table presents information on the equity awards granted to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) in 2025 and 2024:

	In 2025		In 2024
	Number	KCHF	Number	KCHF
Equity awards granted to executive officers and directors	1,531,966	2,997	964,614	3,571
Equity awards granted to employees	652,863	1,472	536,942	2,120
Total	2,184,829	4,469	1,501,556	5,691

Equity awards are comprised of share option grants and restricted share awards. The fair value of our share option grants is determined using the Black-Scholes-Merton Model and restricted share awards are valued using the market value of the common stock on the date of the award.

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, as of December 31, 2025:

		Number of equity
Beneficial ownership of executive officers and directors	Number of shares	awards
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	1,949,283	2,915,810
Anke Post, Chief Medical Officer	—	261,503
Christopher Roberts, Chief Financial Officer	45,818	266,820
Howard Donovan, Chief Human Resources Officer	—	243,354
Piergiorgio Donati, Chief Technical Operations Officer	4,500	377,836
Martin Zügel, M.D., Chair and Director	—	122,910
Monika Bütler, Ph.D., Vice Chair and Director	1,000	224,735
Renée Aguiar-Lucander, Director	—	109,928
Roy Twyman, M.D., Director	26,000	233,264
Carl June, M.D., Director	1,000	212,069

Statutory Financial Statements	21

AC Immune SA, Ecublens

19.	Post balance sheet events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these financial statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these financial statements.

Statutory Financial Statements	22

AC Immune SA, Ecublens

Accumulated losses carried forward

	As of December 31,
In CHF thousands	2025	2024
Accumulated losses at the beginning of the period	(356,846)	(310,998)
Loss for the year	(67,595)	(45,848)
Accumulated losses available to the Annual General Meeting	(424,441)	(356,846)

Motion of the Board of Directors on the proposed carry forward of the accumulated losses

	As of December 31,
	Motion of the	Resolution of
	Board of	the Annual
	Directors	General Meeting
In CHF thousands	2025	2024
Accumulated losses available to the Annual General Meeting	(424,441)	(356,846)
Carried forward	(424,441)	(356,846)

Statutory Financial Statements	23